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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Sanmina-SCI Corporation
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Zero Coupon Convertible Subordinated Debentures due 2020
(Title of Class of Securities)

800907AD9
800907AC1
(CUSIP Numbers of Class of Securities)

Jure Sola
Chairman and Chief Executive Officer
Sanmina-SCI Corporation
2700 North First Street
San Jose, California 95134
(408) 964-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Christopher D. Mitchell, Esq.
Michael A. Occhiolini, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$399,999,900	$47,080

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, assuming that $735,632,000 aggregate principal amount at maturity of outstanding Zero Coupon Convertible Subordinated Debentures due 2020 are purchased at a price of $543.75 for each $1,000 principal amount at maturity. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$47,080	Filing Party:	Sanmina-SCI Corporation
Form or Registration No.:	Schedule TO	Date Filed:	February 17, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 (the "Amendment") to the Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Sanmina-SCI Corporation, a Delaware corporation (the "Company"), to purchase up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures") at a purchase price of $543.75 for each $1,000 principal amount at maturity of Debentures. This Amendment is being filed by the Company. The Company's offer for the Debentures is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, with respect to the Debentures, as amended or supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. The Offer will expire at 12:00 midnight, New York City time, on Friday, March 18, 2005, unless extended or earlier terminated by us. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and the disclosure requirements of Rule 13e-4(d) promulgated under the Securities Exchange Act of 1934, as amended.

        All of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in this Amendment in response to all applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Item 10.    Financial Statements.

        Item 10 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

        The Company's Annual Report on Form 10-K for the year ended October 2, 2004 and its Quarterly Report on Form 10-Q for the fiscal quarter ended January 1, 2005 are incorporated herein by reference. The Summary Consolidated Financial Information set forth in the Supplement to Offer to Purchase dated March 2, 2005, which is filed as Exhibit A(1)(G) hereto, is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(G)	Supplement to Offer to Purchase dated March 2, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANMINA-SCI CORPORATION
By:	/s/ DAVID L. WHITE
Name:	David L. White
Title:	Executive Vice President of Finance and Chief Executive Officer

Dated: March 2, 2005

2

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase dated February 17, 2005.*
(a)(1)(B)	Letter of Transmittal dated February 17, 2005.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.*
(a)(1)(G)	Supplement to Offer to Purchase dated March 2, 2005.
(a)(5)(A)	Press Release entitled "Sanmina-SCI Announces Tender Offer to Repurchase Zero Coupon Convertible Subordinated Debentures due 2020," issued by Sanmina-SCI Corporation, dated February 17, 2005.*
(b)	Indenture, dated as of February 24, 2005, among the Company, certain guarantors and U.S. Bank National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Current Report on Form 8-K filed on February 24, 2005.*
(d)(1)	Indenture, dated as of September 12, 2000, between the Company and Wells Fargo Bank, N.A., as successor by merger to Wells Fargo Bank Minnesota, National Association, as Trustee, incorporated by reference from Exhibit 4.1 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.*
(d)(2)	Registration Rights Agreement, dated as of September 12, 2000, between the Company and the placement agents named therein, incorporated by reference from Exhibit 4.3 of the Company's Registration Statement on Form S-3 filed on November 20, 2000.*
(g)	None.
(h)	None.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 10. Financial Statements.
  Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS